UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   X      Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ______    No   X

JOINT ANNOUNCEMENT by
Harmony Gold Mining Co. Ltd. and the
National Union of Mine Workers

HARMONY AND NUM REACH AGREEMENT ON
SOCIAL PLAN

Johannesburg – 19 March 2003 Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) and the National Union of Mineworkers (NUM) today announced that the parties had agreed to sign the company’s Social Plan Framework Agreement and to establish a Social Plan Fund.

Harmony is the first South African mining company to sign an agreement of this nature.

“Harmony has taken a proactive step to ensure that the company’s Social Plan process is on track. We will, together with the Unions, form a Social Plan Trust and establish Future Forums at all our operations,” said Bernard Swanepoel, chief executive of Harmony.

“The Forums will liaise with government on both a local and national level to formulate and implement integrated development plans for communities surrounding Harmony’s operations and in areas from which our labour is sourced,” concluded Bernard.	Issued by Harmony Gold
Mining Company Limited

For release on
Wednesday
19 March 2003

For more detail contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Khetiwe McClain
on +27(0)83 257 5574

or

NUM

Gwede Mantashe
on +27 11 377 2065

or

George Masha
on +27(0)82 979 6749

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

Harmony has also pledged its commitment to the development of its workforce and to the necessary skills transfer processes, as per the Social Plan Regulations. The company also actively participates in a management/labour partnership which incorporates strong community involvement.

“This agreement represents a milestone in the long struggle by the union to realise a better life for mineworkers, ensuring that mineworkers are cushioned off from job losses resulting from the industry. It enables mineworkers to be skilled and re-trained, and to set up projects in order to continue having a livelihood. We are heartened by the fact that the agreement is not limited to the current workforce but includes former workers and potential future retrenchees. Furthermore, it also caters for the labour sending areas. We hope that the mining industry, as a whole, can take a leaf from this towards the goal of creating a humane and caring industry,” commented Gwede Mantashe, Secretary General of the National Union of Mineworkers.

“I am pleased with the progress made by Harmony and the NUM in what government believes is an important aspect of the Mining Charter,” commented the Minister of Minerals and Energy, Ms Phumzile Mlambo-Ngcuka. “By following this approach of getting the co-operation of the other important shareholders, the likelihood of a successful implementation of Harmony’s Social Plan increases dramatically,” the Minister concluded.

ENDS

JSE:            HAR
NYSE:         HMY
ISIN No.:    ZAE000015228

JSE:            HARW
NYSE:         HMYWS
ISIN No.:    ZAE000031209

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer